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                                SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

Between January 1, 2007 and June 30, 2007 the percentage of shares of the Winslow Green Growth Fund owned by National Financial Services LLC decreased from 27.87% to 21.81% due to the sale of fund shares.